UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PolyMet Mining Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

731916102

(CUSIP Number)

Stephen Rowland and Rajiv Singhal

Glencore International AG

Baarermattstrasse 3

CH-6341 Baar

Switzerland

+41 41 709 2000

Copies to:

Darren W. T. Novak, Esq. Davies Ward Phillips & Vineberg LLP 625 Madison Avenue, 12th Floor New York, New York 10022 (212) 588-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore Holding AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 10,000,000*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 10,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) CO; HC

*	Excludes the 8,750,000 Common Shares (as defined below) that may be issuable to Glencore (as defined below) upon the exercise of the Exchange Warrant (as defined below) if additional Debentures (as defined below) are issued pursuant to the Purchase Agreement (as defined below) since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons (as defined below).

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore International AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 10,000,000*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 10,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) CO; HC

*	Excludes the 8,750,000 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons.

CUSIP No. 731916102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Glencore AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC (see Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 10,000,000*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 10,000,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) CO

*	Excludes the 8,750,000 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons.

This Amendment No. 1 amends and supplements the Schedule 13D filed on November 10, 2008 by Glencore Holding AG, Glencore International AG and Glencore AG (the “Statement”) relating to the common shares of PolyMet Mining Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

The first and second paragraphs of Item 3 of the Statement are hereby deleted and replaced in their entirety with the following paragraphs:

“On October 31, 2008, Glencore, the Issuer and the Issuer’s wholly-owned subsidiary, Poly Met Mining, Inc., a Minnesota corporation (“Poly Met Inc.”), entered into a Purchase Agreement (the “Original Purchase Agreement”), as amended by a letter agreement (“Amendment No. 1”), dated as of November 28, 2008, and as further amended by a letter agreement (“Amendment No. 2”), dated as of December 12, 2008, and a letter agreement (“Amendment No. 3”), dated as of December 19, 2008 (the Original Purchase Agreement, as amended, the “Purchase Agreement”), which provides that, among other things, Glencore will purchase up to US$50 million aggregate principal amount of floating rate secured debentures issued by Poly Met Inc. (the “Debentures”).

The initial closing of the transactions contemplated by the Purchase Agreement occurred on October 31, 2008. At that closing, an initial tranche of US$7.5 million of the Debentures (the “Tranche A Debenture”) were issued to Glencore by Poly Met Inc. The second closing of the transactions contemplated by the Purchase Agreement occurred on December 22, 2008. At that closing, a second tranche of US$7.5 million of the Debentures (the “Tranche B Debenture”) were issued to Glencore by Poly Met Inc. An additional US$10.0 million of the Debentures will be issued to Glencore in two subsequent tranches subject to the satisfaction of additional conditions set forth in the Purchase Agreement, including, among other things, certain expenditures of the Issuer and Poly Met Inc. being in compliance with budgeted amounts. The final US$25 million of the Debentures will be issued to Glencore upon the satisfaction of additional closing conditions set forth in the Purchase Agreement, including, among other things, the publication of the final Environmental Impact Study for the Issuer’s NorthMet project in the State of Minnesota’s Environmental Quality Board Monitor, receipt by PolyMet of a binding term sheet in respect of financing for a construction project relating to the NorthMet project, and certain expenditures of the Issuer and Poly Met Inc. being in compliance with budgeted amounts.”

The eighth paragraph of Item 3 of the Statement is hereby deleted and replaced in its entirety with the following paragraph:

“The foregoing summaries of the Original Purchase Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3, the Tranche A Debenture, the Tranche B Debenture, the Parent Guarantee, the Issuer Security Agreement, the Poly Met Inc. Security Agreement, the Pledge Agreement, the Exchange Warrant, the Purchase Warrant and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of the Purchase Agreement, Amendment No. 1, Amendment No. 2, Amendment No. 3, the Tranche A Debenture, the Tranche B Debenture, the Parent Guarantee, the Issuer Security Agreement, the Poly Met Inc. Security Agreement, the Pledge Agreement, the Exchange Warrant, the Purchase Warrant and the Registration Rights Agreement attached hereto as Exhibit 99.2, Exhibit 99.11, Exhibit 99.12, Exhibit 99.13, Exhibit 99.3, Exhibit 99.14, Exhibit 99.4. Exhibit 99.5, Exhibit 99.6, Exhibit 99.7, Exhibit 99.8, Exhibit 99.9 and Exhibit 99.10, respectively.”

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby deleted and replaced in their entirety with the following:

“(a) and (b)	As of December 22, 2008, the Reporting Persons did not own any Common Shares. However, as of December 22, 2008, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), 10,000,000 Common Shares issuable upon the exercise of the Exchange Warrant and the Purchase Warrant, representing approximately 6.8% of the outstanding Common Shares. Accordingly, the percentage of outstanding Common Shares that may be beneficially owned by each of the Reporting Persons is approximately 6.8%. The Common Shares reported as beneficially owned by the Reporting Persons do not include the 8,750,000 Common Shares that may be issuable to Glencore upon the exercise of the Exchange Warrant if additional Debentures are issued pursuant to the Purchase Agreement since such additional Debentures are issuable only upon the satisfaction of certain closing conditions set forth in the Purchase Agreement that have not yet been satisfied and that are outside the control of the Reporting Persons. The beneficial ownership percentages set forth herein are based on 137,253,875 Common Shares outstanding as reported in the Purchase Agreement.”

Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following:

(c)	“Except as set forth in Item 3 and this Item 5 of this Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the Schedule I Persons, has beneficial ownership of, or has engaged in any transaction since the date of the Statement.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the following exhibits herewith:

Exhibit No.	Exhibit Name
99.11	Amendment Letter No. 1 relating to the Purchase Agreement, dated as of October 31, 2008

99.12	Amendment Letter No. 2 relating to the Purchase Agreement, dated as of October 31, 2008

99.13	Amendment Letter No. 3 relating to the Purchase Agreement, dated as of October 31, 2008

99.14.	Floating Rate Secured Debenture, due September 31, 2011, of Poly Met Mining Inc., dated December 22, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2008

GLENCORE HOLDING AG

By:	/s/ Willy R. Strothotte
Name: Willy R. Strothotte
Title: Chairman

By:	/s/ Ivan Glasenberg
Name: Ivan Glasenberg
Title: Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2008

GLENCORE INTERNATIONAL AG

By:	/s/ Stuart Cutler

Name: Stuart Cutler
Title: Officer

By:	/s/ Gary Fegel

Name: Gary Fegel
Title: Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2008

GLENCORE AG

By:	/s/ Christian Wolfensberger

Name: Christian Wolfensberger
Title: Officer

By:	/s/ Steven Blumgart

Name: Steven Blumgart
Title: Officer

EXHIBIT INDEX

Exhibit No.	Exhibit Name
99.1.	Joint Filing Agreement, dated November 10, 2008, between Glencore Holding AG, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D

99.2.	Purchase Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp., Poly Met Mining Inc. and Glencore AG

99.3.	Floating Rate Secured Debenture, due September 31, 2011, of Poly Met Mining Inc., dated October 31, 2008

99.4.	Parent Guarantee, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG

99.5.	Security Agreement, dated as of October 31, 2008, by PolyMet Mining Corp. in favor of Glencore AG

99.6.	Security Agreement, dated as of October 31, 2008, by Poly Met Mining, Inc. in favor of Glencore AG

99.7.	Pledge Agreement, dated as of October 31, 2008, made by PolyMet Mining Corp. in favor of Glencore AG

99.8.	Exchange Warrant of PolyMet Mining Corp., dated as of October 31, 2008

99.9.	Purchase Warrant of PolyMet Mining Corp., dated as of October 31, 2008

99.10.	Registration Rights Agreement, dated as of October 31, 2008, by and between PolyMet Mining Corp. and Glencore AG

99.11	Amendment Letter No. 1 relating to the Purchase Agreement, dated as of October 31, 2008

99.12	Amendment Letter No. 2 relating to the Purchase Agreement, dated as of October 31, 2008

99.13	Amendment Letter No. 3 relating to the Purchase Agreement, dated as of October 31, 2008

99.14	Floating Rate Secured Debenture, due September 31, 2011, of PolyMet Mining Inc., dated December 22, 2008